Exhibit 3(i)

CERTIFICATE OF DESIGNATION

TO THE CERTIFICATE OF INCORPORATION

OF

SECURE NETWERKS, INC.

The undersigned, Chene Gardner, being the duly elected Chief Executive Officer of SECURE NETWERKS, INC., a Delaware corporation (the “Corporation”), hereby certifies the following:

1. Pursuant to Section 151(a) of the General Corporation Law of the State of Delaware, Article IV, Subsection (b) of the Corporation’s Certificate of Incorporation is hereby amended in its entirety as follows:

(b)           Provisions Relating to Preferred Stock. The Board of Directors (the “Board”) is authorized, subject to the limitations prescribed by law and the provisions of this Article IV, to provide for the issuance of the shares of Preferred Stock in accordance with Sections 102(a) and 151(a) of the General Corporation Law of the State of Delaware, in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualification, limitations or restrictions thereof.

a.       Designation of Series A Preferred Stock. One Hundred (100) shares of the Preferred Stock are designated “Series A Preferred Stock.”

b.       Rights, Preferences, Privileges, and Restrictions of Series A Preferred Stock. The powers, preferences, rights, restrictions, and other matters relating to the Series A Preferred Stock are as follows:

                                  ii.          No Dividends. The holders of Series A Preferred Stock shall not be entitled to dividends or other distributions in respect of the capital stock of the Corporation.

                                 iii.          No Liquidation Preference. The holders of Series A Preferred Stock shall have no rights (whether in the form of distributions or otherwise) in respect of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be subordinate to all other classes of the Corporation’s capital stock in respect thereto.

                                iv.          No Right of Conversion. The holders of Series A Preferred Stock shall have no conversion rights into shares of capital stock of the Corporation.

                                  v.          Voting Rights. Each share of Series A Preferred Stock shall have ten million (10,000,000) votes per share and shall be entitled to vote as a separate class of the Corporation’s capital stock, and shall further be entitled to vote, together with holders of the Corporation’s Common Stock, on all matters upon which holders of Common Stock may vote.

[End of Certificate of Designation to Certificate of Incorporation]

2. This Certificate of Designation to the Certificate of Incorporation was approved by the board of directors of the Corporation in a meeting duly held under the General Corporation Law of the State of Delaware.

3. The Corporation has no shares of outstanding Common or Preferred Stock entitled to vote on this Certificate of Designation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation to the Certificate of Incorporation as of this 1st day of July, 2011.

SECURE NETWERKS, INC.

____________________________________________

Chene Gardner, Chief Executive Officer